Contact

www.linkedin.com/in/ian-cameron-mowat-7ba7793 (LinkedIn)

Top Skills

Security Clearance
Force Protection
Surveillance

Languages

French
Italian
Russian

Ian Cameron-Mowat

Director at IMP Castle Associates Ltd
Gloucester, England, United Kingdom

Summary

I am a security and defence professional with particular skills in risk management, fast-paced procurement, bid strategy and support and and engagement with novel technologies. I have experience in the British Army (to brigadier rank), the UN and the UK Ministry of Defence, and since 2009 across the defence and security industries. I work with a diverse portfolio of clients both in the UK and internationally.

As a private consultant, I help clients invest in the right technology, win new business and find the right partners. I also advise as required on mergers and acquisitions.

Specialities: Force protection technologies including counter-IED, counter-terrorism and counter-drone; Special Projects, surveillance and communications; international government liaison and bid strategy.

Experience

IMP CASTLE ASSOCIATES LIMITED

Director
January 2010 - Present (12 years 8 months)
Gloucestershire, England, United Kingdom

IMP Castle Associates Ltd

Director
March 2010 - Present (12 years 6 months)

Strategic consulting and focused expertise at an international level on defence and security business opportunities and technology, ranging across counter-IED technologies and capabilities, homeland security, communications, force protection, integrated survivability, specialist surveillance, counter-terrorism and associated areas.

Opportunity spotting, bid support and bringing companies together.

Lutra Associates Limited
Assistant Director
September 2015 - February 2016 (6 months)
UK

Membership of the core team of a bespoke consultancy company supporting clients in defence and security, both in the United Kingdom and internationally.

UK Ministry of Defence
Head of Force Protection, Defence Equipment and Support
December 2007 - March 2010 (2 years 4 months)

I created the role of Head of Force Protection in DE&S, leading and driving the urgent procurement work to provide protection for British forces on operations overseas.

British Army
Officer
1983 - 2010 (27 years)

27 years leading teams from 3 to 1000 strong, including on operations overseas; extensive experience as a trainer, an operational planner, an intelligence specialist and in equipment procurement.

Special Projects
Team Leader
2003 - 2007 (4 years)

I took over and led a newly-formed Special Projects team in UK MOD, driving the development, procurement and support of 'special kit for special people'.

UN Mission in Kosovo (UNMIK)
Head of AUS
2002 - 2003 (1 year)

Security coordinator for the Special Representative of the Secretary General in Kosovo, including taking the lead on security coordination with NATO.

2 Signal Regiment
Commanding Officer
2000 - 2002 (2 years)

Leader of a 700-strong regiment of regular British and Gurkha soldiers, in barracks and on operations.

UK MoD
Head of J6 and Operational Requirements
1998 - 2000 (2 years)

Education

The University of Glasgow
Russian · (1976 - 1982)

The University of Manchester
AMAC, Business · (2010 - 2011)

Army Staff College
Master of Arts (MA), Russian Language and Literature · (1990 - 1994)